Exhibit 99.1

Flamel Technologies Announces New Micropump and Medusa Contracts, and
a Research Collaboration with Pfizer
LYON, France — December 22, 2008 - Flamel Technologies (NASD: FLML) today announced that it has entered into a new Micropump license agreement for a combination product with a new partner and will begin formulation work immediately. Flamel also has entered into an additional feasibility agreement involving its Medusa platform with an existing partner and work has commenced. Flamel Technologies is engaged in 17 partnered projects and is working with seven of the top-twenty pharmaceutical companies in the world, including a continuing research collaboration with Pfizer Inc. (NYSE: PFE).
Stephen H. Willard, Flamel’s chief executive officer, commented, “We are pleased to continue to add new license agreements and projects for both our Micropump and Medusa platforms. We are making significant strides with our existing agreements, but we retain our focus on adding new partnership agreements, particularly with the world’s largest pharmaceutical companies. In this regard, I am particularly pleased to announce our continuing work with Pfizer, the world’s largest research-based biomedical and pharmaceutical company.”
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.
Contact:
Charles Marlio
Director of Strategic Planning and Investor Relations
tel: (+) 33 (0)4 – 7278 – 3434
fax: (+) 33 (0)4 – 7278 – 3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2007.